02036405

P.E 5.13.02

1-15094

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
May 13, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: ~~333-12032~~ 1-15094

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Information on an essential fact (event, action) affecting financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: ***04715-A***

Date of occurrence of the fact (event, action): ***24.04.2002***
Code of the fact (event, action): ***1304715A24042002***

Date of the Board of Directors meeting where the resolutions on the calling of the Annual General Meeting of the Company's Shareholders, on approval of the agenda for the General Meeting of Shareholders and on other issues related to the preparation for and the conducting of the General Meeting of Shareholders were adopted: 19.04.02.

Quorum of the meeting: All members of MTS OJSC Board of Directors are present.

The full text of the adopted resolutions according to the Protocol:

1. On candidacies nominated by Shareholders to be entered in the list of candidacies for voting to be elected MTS OJSC Board of Directors members and MTS OJSC Auditing Committee members at MTS OJSC Annual General Shareholders Meeting as well as on discussion of proposals made to be included as subjects in the agenda of the Annual Shareholders Meeting

Hearing:

Mr R. Hennicke, Mr M.A. Smirnov and Mr A.N. Buyanov presented information on candidacies nominated by Shareholders to be entered in the list of candidacies for voting to be elected MTS OJSC Board of Directors members and MTS OJSC Auditing Committee members at MTS OJSC Annual General Shareholders Meeting as well as on discussion of proposals made to be included as subjects in the agenda of the Annual Shareholders Meeting.

Resolution:

1.1. Have the following candidacies nominated by MTS OJSC Shareholders included in the list of candidacies for voting to be elected MTS OJSC Board of Directors members at MTS OJSC Annual Shareholders Meeting:

- Zhanetta Alexandrovna Vorontsova is nominated by VAST Limited Liability Partnership, which owns 60,219,432 registered common shares in MTS OJSC constituting 3.02% of MTS OJSC voting shares;

- Alexander Petrovich Vronets is nominated by AFK Sistema, which owns 692,523,468 registered common shares in MTS OJSC constituting 34.74% of MTS OJSC voting shares;

- Alexander Yurievich Goncharuk is nominated by AFK Sistema, which owns 692,523,468 registered common shares in MTS OJSC constituting 34.74% of MTS OJSC voting shares;

- Michael Guenther is nominated by DeTeMobil Deutsche Telekom MobilNet GmbH, which owns 721,536,738 registered common shares in MTS OJSC constituting 36.2% of MTS OJSC voting shares;

- Alexander Lvovich Leyviman is nominated by AFK Sistema, which owns 692,523,468 registered common shares in MTS OJSC constituting 34.74% of MTS OJSC voting shares;

- Evgueni Grigorievich Novitski is nominated by AFK Sistema, which owns 692,523,468 registered common shares in MTS OJSC constituting 34.74% of MTS OJSC voting shares;

- Mikhail Alexeevich Smirnov is nominated by AFK Sistema, which owns 692,523,468 registered common shares in MTS OJSC constituting 34.74% of MTS OJSC voting shares;

- Vasily Vasilievich Sidorov is nominated by AFK Sistema, which owns 692,523,468 registered common shares in MTS OJSC constituting 34.74% of MTS OJSC voting shares;

- Gernot Taufmann is nominated by DeTeMobil Deutsche Telekom MobilNet GmbH, which owns 721,536,738 registered common shares in MTS OJSC constituting 36.2% of MTS OJSC voting shares;

- Rainer Hartmut Hennicke is nominated by DeTeMobil Deutsche Telekom MobilNet GmbH, which owns 721,536,738 registered common shares in MTS OJSC constituting 36.2% of MTS OJSC voting shares.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

1.2. Have the following candidacies nominated by MTS OJSC Shareholders included in the list of candidacies for voting to be elected MTS OJSC Auditing Commission members at MTS OJSC Annual Shareholders Meeting:

- Tatiana Nikolaevna Abakumova is nominated by VAST Limited Liability Partnership, which owns 60,219,432 registered common shares in MTS OJSC constituting 3.02% of MTS OJSC voting shares;

- Elena Vladimirovna Bekian is nominated by AFK Sistema, which owns 692,523,468 registered common shares in MTS OJSC constituting 34.74% of MTS OJSC voting shares;

- Bernd Willmann is nominated by DeTeMobil Deutsche Telekom MobilNet GmbH, which owns 721,536,738 registered common shares in MTS OJSC constituting 36.2% of MTS OJSC voting shares;

- Nikolai Sergeevich Kushakov is nominated by AFK Sistema, which owns 692,523,468 registered common shares in MTS OJSC constituting 34.74% of MTS OJSC voting shares.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

2. On proposals for the agenda of the Annual Shareholders Meeting and recommendations for subjects of the agenda for the Annual Shareholders Meeting.

Hearing:

Mr R. Hennicke and Mr M.A. Smirnov presented information on proposals for the agenda of the Annual Shareholders Meeting and recommendations for subjects of the agenda for the Annual Shareholders Meeting in addition to agenda subjects which as mandatory subjects shall be discussed at the Annual General Shareholders Meeting..

Resolution:

2.1. Have the subject of Counting Board members election (determination of the number of MTS OJSC Counting Board members and election of such members) included in the agenda for MTS OJSC Annual General Shareholders Meeting.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

2.2. Have the subject of approval of new wording of MTS OJSC Charter included in the agenda for MTS OJSC Annual General Shareholders Meeting.

Have Draft new wording of the Charter submitted to the Annual General Shareholders Meeting to be approved.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

2.3.1. Have the subject of approval of transactions between MTS OJSC and interested persons, that can be implemented in future in the course of economic activity during the period to the following MTS OJSC Annual General Shareholders Meeting, included in the agenda for MTS OJSC Annual Genearl Shareholders Meeting.

2.3.2. Propose the subject of approval of transactions between MTS OJSC and interested persons, that can be implemented in future in the course of economic activity during the period to the following MTS OJSC Annual General Shareholders Meeting, to be approved by the General Shareholders Meeting on the following conditions:

Persons with which the said transactions can be concluded: Joint Stock Financial Corporation Sistema Open Joint Stock Company, DeTeMobil Deutsche Telekom Mobilnet GmbH, Invest Svyaz Holding Closed Joint Stock Company.

Type (subject of) transactions: guarantee of MTS OJSC subsidiaries' and affiliated companies' liabilities to the said entities, telecommunication equipmnent supply

agreements, agreements for research and development, experimental design and engineering services, real property lease.

A cap for such transactions: the total amount of transactions with all above mentioned entities who are interested in the completion of such transactions shall not exceed the equivalent of USD 50 million within the said period up to the next Annual General Meeting of Shareholders.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

3. On approval of the Annual Performance Report and Accounting Statements.

Hearing:

Mr M.A. Smirnov presented information on approval of the Annual Performance Report and Accounting Statements.

Resolution:

3.1. Approve MTS OJSC Annual Performance Report and submit MTS OJSC Annual Performance Report to be approved by MTS OJSC Annual General Shareholders Meeting.
3.2. Accept MTS OJSC Annual Accounting Statements including the Annual Balance Sheet and Profit & Loss Statement, and submit these annual statements to be approved by MTS OJSC Annual General Shareholders Meeting.
3.3. Propose a procedure for profit (financial facilities) distribution according to performance in 2001 to be approved by MTS OJSC Annual General Shareholders Meeting.
3.4. Submit MTS OJSC Annual Performance Report for 2001 and MTS OJSC Accounting Statements for the financial year of 2001, including MTS OJSC Balance Sheet for 2001 and MTS OJSC Profit & Loss Statement for 2001, and Profit Distribution procedure to be discussed at MTS OJSC Annual General Shareholders Meeting.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

4. On subject of the number of MTS OJSC Counting Board members determination as well as of MTS OJSC Counting Board members election to be discussed at the General Shareholders Meeting.

Hearing: Mr M.A. Smirnov presented information on the subject of the number of MTS OJSC Counting Board members determination as well as of MTS OJSC Counting Board members election to be discussed at the General Shareholders Meeting

Resolution:

4.1. Have the subject of election of MTS OJSC Counting Board members to be discussed at MTS OJSC Annual General Shareholders Meeting.

4.2. Propose the following number of MTS OJSC Counting Board members: 3 (three) persons, to be approved by MTS OJSC Annual General Shareholders meeting.

4.3. Nominate the following persons to be approved by MTS OJSC Annual General Shareholders Meeting for election of MTS OJSC Counting Board:

A.N. Buyanov, MTS OJSC Vice-President of Investments & Securities;

A.K. Blinov, Head of MTS OJSC Financial Planning Service;

E.O. Kovalenko, Secretary for MTS OJSC President.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY.

5. On MTS OJSC Annual General Shareholders Meeting to be held.

Hearing:

Mr R. Hennicke and Mr M.A. Smirnov presented information on MTS OJSC Annual General Shareholders Meeting to be held.

Resolution:

5.1. Have MTS OJSC Annual General Shareholders Meeting held on 21 June, 2002 at 16.00 (Moscow Time) at the address: 7, Konnogvardeisky Boulevard, Saint-Petersburg, Russia.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

5. 2 Approve the following Agenda for MTS OJSC Annual General Shareholders meeting:

5.2.1. Procedure for MTS OJSC Annual General Shareholders Meeting to be held;
5.2.2. On election of Counting Board members (determination of the number of members and election of such members);
5.2.3. On approval of MTS OJSC Annual Performance Report, MTS OJSC Balance Sheet, MTS OJSC Profit & Loss Statement, MTS OJSC Profit Distribution;
5.2.4. On election of MTS OJSC Board of Directors members;

5.2.5. On determination of the number of Auditing Commission members and election of Auditing Commission members;
5.2.6. On approval of MTS OJSC Auditor;
5.2.7. On approval of new wording of MTS OJSC Charter;
5.2.8. On approval of transactions between MTS OJSC and interested persons that can be implemented in future in the course of economic activity during the period to the following MTS OJSC Annual General Shareholders Meeting.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

5.3. Determine the date for making up the list of Shareholders entitled to participate in MTS OJSC Annual General Shareholders Meeting: 7 May, 2002.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

5.4. Approve the following terms and conditions and a procedure for MTS OJSC Annual General Shareholders Meeting to be held:

Date of the Meeting: 21 June, 2002

Time of the Meeting: 16.00 (Moscow Time)

Venue of the Meeting: 7, Konnogvardeisky Boulevard, Saint-Petersburg, Russian Federation
Form of the Meeting: in presentia (joint presence)

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none
RESOLUTION IS APPROVED UNANIMOUSLY

5.5. Approve date, time and venue for Shareholders registration: Registration of Shareholders (representatives of Shareholders) for participation in MTS OJSC Annual General Shareholders Meeting shall be made on 21 June, 2002 from 15.00 to 15.45 (Moscow Time) at the address: 7, Konnogvardeisky Boulevard, Russian Federation.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

5.6. Approve a form and wording of ballots for voting on agenda subjects at MTS OJSC Annual General Shareholders Meeting (Annex № 1);

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

5.7. Approve wording of a notice on calling of MTS OJSC Annual General Shareholders Meeting to be forwarded to the Shareholders (Annex № 2);

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

5.8. Approve the following procedure for a notice to be forwarded to the Shareholders concerning the General Shareholders Meeting to be held:

A notice shall be forwarded by fax with a mandatory copy either sent by a registered letter to the address specified in the Shareholders Register or delivered to a Shareholder personally on receipt.

Wording of the notice on the General Shareholders Meeting shall be additionally published in Wall Street Journal and Financial Times and Journal New Century 2000.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

5.9. Approve the list of information (materials) to be distributed among Shareholders when arranging the General Shareholders Meeting:

- ***MTS OJSC Annual Performance Report;***
- ***MTS OJSC Balance Sheet and MTS OJSC Profit & Loss Statement for 2001 and Procedure for Profit Distribution;***
- ***Opinion of Auditing Commission on results of annual auditing of MTS OJSC financial and economic activity;***
- ***Opinion of Auditor (Arthur Andersen CJSC) on results of annual auditing of MTS OJSC financial and economic activity;***
- ***Information on nominees for MTS OJSC Board of Directors members and for MTS OJSC Auditing Commission members and for MTS OJSC Counting Board members;***
- ***Information on probable MTS OJSC Auditor;***
- ***Draft new wording of MTS OJSC Charter;***
- ***Information (materials) on agenda subjects;***
- ***Draft resolutions of the General Shareholders Meeting.***

MTS OJSC Shareholders can become acquainted with the materials that shall be distributed among MTS OJSC Shareholders when arranging MTS OJSC Annual General Shareholders Meeting; copies of materials, that shall be distributed among Shareholders, can be received by MTS OJSC Shareholders in MTS OJSC Office located at the address: 4, Marksistskaya Street, Moscow on working days from 9.00 to 16.00 (Moscow Time) within a period from May 21, 2002 to June 21, 2002. Remarks and proposals in writing concerning agenda subjects can be forwarded by Shareholders to the address: MTS OJSC, 4 Marksistskaya Street, 109147, Moscow, Russian Federation.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, E.G. Novitski, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

RESOLUTION IS APPROVED UNANIMOUSLY

MTS OJSC

Vice-President ***A.N. Buyanov***

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: ***04715-A***

Date of occurrence of the fact (event, action): ***26.04.2002***
Code of the fact (event, action): ***1304715A26042002***

Date of the Board of Directors meeting that approved a resolution on entering into a transaction in whose completion there is an interest: 23.04.2002.

Quorum of the meeting: Seven (7) members of the Board of Directors are present. Quorum is achieved.

The full text of the adopted resolution according to the Protocol of the Board of Directors meeting:

Hearing: Mr M.A. Smirnov and Mr A.N. Buyanov presented information on entering into the agreement of purchase & sale of a non-residential building.

Resolution:

1. Determine that the market price of the building to be purchased is USD 2,760,900 and the real value for the same building to be acquired, taking into account that the market price is reduced by the amount of unused capitalized rental fee, shall be USD 1,965,000.

2. Approve entering into the agreement on purchase & sale of the building under which MTS OJSC acquires the 2760.9 sq.m building, located at the address: 4, Marksistskaya Street, Moscow, from MGTS OJSC at the price of USD 1,965,000 including V.A.T. with a payment in Rubles at the exchange rate of the Central Bank of the Russian Federation at the date of the payment.

Voting:

IN FAVOUR: R. Hennicke, A.P. Vronets, M. Guenther, A.L. Leyviman, M.A. Smirnov, G. Taufmann

AGAINST: none

ABSTAINED: none

Persons that are deemed interested in implementation of the said transaction did not take participation in voting, i.e. Mr E.G. Novitski.

RESOLUTION IS APPROVED

Vice-President
Investments & Securities ***A.N. Buyanov***

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: ***04715-A***

Date of occurrence of the fact (event, action): *24.04.2002*
Code of the fact (event, action): *1504715A24042002*

Date of the Issuer's decision on the date for making up a list of security holders for the purposes of participation in the Annual General Shareholders Meeting: 19.04.2002.

Date for making up a list of registered security holders: 07.05.2002.

Vice-President
Investments & Securities ***A.N. Buyanov***

Information on an essential fact (event, action) affecting financial and economic activity of the Issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: ***04715-A***

Date of occurrence of the fact (event, action): ***26.04.2002***
Code of the fact (event, action): ***0404715A26042002***

Full company name of a legal entity where the Issuer's share in the authorised capital has changed: Open Joint Stock Company "Mobile Telematic Systems of Positioning".

Place of business: 12, bld. 2, Petrovsky Boulevard, Moscow 103051, Russia.

Postal address: 12, bld. 2, Petrovsky Boulevard, Moscow 103051, Russia.

Issuer's share in the authorised capital of the legal entity before the change took place: 0%

Issuer's share in the authorised capital of the legal entity after the change took place: 51%

Date of such change in the share in the authorised capital: 26.04.2002.

Vice-President
Investments & Securities ***A.N. Buyanov***

Mobile TeleSystems Buys BM-Telecom – Bashkortostan's Leading Mobile Operator

Moscow, May 13, 2002 - Mobile TeleSystems OJSC (NYSE:MBT) is pleased to announce the acquisition of the leading GSM mobile telecommunications services provider in the Bashkortostan Republic, BM-Telecom Ltd.

The purchase of the leading regional cellular operator in Bashkortostan is a further important step in the implementation of Mobile TeleSystems' strategy of expanding its national footprint into the more attractive regions of the country.

As a part of the deal, Mobile TeleSystems' buys out two share holdings: 60% of shares – from Bashsvyazinform, and 40% - from a private person. The total value of the transaction is US$41 million.

"This region is strategically important for us. Bashkortostan's mobile market is one of the most dynamic in the country. The purchase of a major regional mobile cellular operator in Bashkortostan is consistent with MTS general strategy of focusing on network coverage expansion", - commented Mikhail Smirnov, President of MTS. "BM-Telecom is among the ten leading operators in Russia and is an indisputable leader on the local market. It is among the top telecommunications companies in terms of development rates. We think this transaction is a success for MTS."

During the past year, the subscriber base of BM-Telecom increased by over 4.5 times to 69,800 subscribers at the end of the year. By mid-May 2002 there were over 100,000 subscribers in the network. BM-Telecom holds over 75% of the market share in the Republic where mobile phone penetration is 3.4%.

Revenues of BM-Telecom in 2001 were US$13.2 million, a year-on-year increase of 137%. ARPU in 2001 was US$25. EBITDA in 2001 amounted to US$9.1 million, which is an increase by 249% compared to 2000. EBITDA margin was 69%. Net income for 2001 was US$7.1 million compared to US$0.7 million in 2000. BM-Telecom long-term liabilities at year-end 2001 were US$26.4 million.

At present, BM-Telecom's network covers the area inhabited by over 70% of the republic's population, and includes large cities: Ufa, Salavat, Sterlitamak, Tuymazy, Neftekamsk, Oktyabrsky, Belebey, Dyurtyuli, Birsk, Verhneyarkeevo.

The network integrates a switching center with a capacity of 500,000 subscribers and 70 base stations by Ericsson is one of the few regional operators in Russia that employ GPRS.

- ends -

Bashkortostan Republic. The Republic's capital is Ufa. The Republic has 21 cities, 41 smaller towns and around 5,000 villages. The largest cities are Ufa, Sterlitamak and Salavat. The Republic borders with Perm and Sverdlovsk regions in the North, with Chelyabinsk region in the East, with Orenburg region in the South-east and South-west, with the Republic of Tatarstan on the West and with the Republic of Udmurtiya on the North-West. The territory is crossed by important railroads and highways connecting the European part of Russia with Urals and Siberia. Bashkortostan has direct railway access to Western Kazakhstan, Northern Caucasus, Volga river, Uzbekistan and Turkmenistan. The Republic's population is 4.1 million people (approximately 3% of the population of the Russian Federation). The Republic's territory is 143.6 thousand sq. km. Bashkortostan has developed industry and agriculture.

Mobile TeleSystems OJSC (NYSE: MBT) is Russia's leading mobile cellular operator servicing over 3.8 million subscribers. MTS has GSM 900/1800 licenses to provide mobile cellular telephony services in 49 regions of the Russian Federation, covering 93.5 million people or 63% of the country's population. MTS network has operations in 33 regions of the Central (including Moscow and Moscow region, North-West (including Saint-Petersburg), South, Volga, Urals, Siberia and Far-East macro regions, which covers more than 72.7 million people, or 50% of the population of the Russian Federation.

Since June 2000 MTS ADRs are listed on the NYSE under the ticker MBT.

Additional information about MTS can be found on MTS's website at www.mtsgsm.com

Additional information about BM-Telecom can be found at www.bmtelcom.ru.

For further enquiries contact:
Mobile TeleSystems
Kirill Maslentsyn, tel: +7 095 737 4530
Public Relations Director e-mail: mkk@mts.ru

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statement to conform them to actual results. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company's most recent Form F-1. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors," that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ____________*________________
Name: Mikhail Smirnov
Title: President

Date: **May 13, 2002**

* By: ______________________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of
Investment and Securities